FARMERS CAPITAL BANK CORPORATION
P.O. Box 309
202 W. Main St.
Frankfort, KY 40602

May 16, 2012

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attn:  Michael R. Clampitt, Senior Counsel

Re:	Farmers Capital Bank Corporation
Registration Statement on Form S-1 Filed April 24, 2012
File No. 333-180911

Ladies and Gentlemen:

We are in receipt of your letter dated May 16, 2012 (the “Comment Letter”), to Lloyd C. Hillard, Jr., President and Chief Executive Officer of Farmers Capital Bank Corporation (the “Company”, “we”, “us” or “our”) respecting the above-referenced registration statement on Form S-1 (the “Registration Statement”).  We are contemporaneously herewith filing a Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”).

We offer the responses set forth below.  For convenience, each of your comments has been inserted in order in italics and the Company’s response to each comment is in unitalicized text under that comment.

General

1.
We note the public offering price of the Preferred Shares will be determined by an auction process. We also note the clearing price will be equal to the highest price in the auction for which the quantity of all bids at or above such price equals the number of Preferred Shares that Treasury elects to sell. This appears to provide a great deal of discretion to the selling shareholder and little certainty to bidders participating in the auction. It is unclear how this process provides a formula that bidders can rely on in placing their bids. Please explain how the bidders will have certainty as to the manner in which the offering price will be determined.

We acknowledge the Staff’s comment and intend to further explain how bidders in the auction will have certainty regarding the manner in which the offering price will be determined via a pre-effective amendment to the Registration Statement.

Securities and Exchange Commission
May 16, 2012

Prior Comment 5

2.	Please confirm that you will identify the underwriters in a pre- or post-effective amendment filed prior to any distribution of the prospectus.

We confirm that we will identify the underwriters in a pre- or post-effective amendment to the Registration Statement filed prior to any distribution of the prospectus.

Prior Comment 9

3.    Revise the added narrative regarding nominations to briefly describe whether the company or the holders will nominate the directors and how that process will occur.

Our bylaws do not specify a process for nominating candidates for these potential director positions.  Without a nomination process, nominations would be made by holders of the Preferred Shares and any voting parity stock at the meeting at which these directors are elected.  Our board of directors may, prior to any meeting at which such directors would be elected, adopt a process for the nomination of candidates in advance of such meeting.  We have provided disclosure to this effect in the prospectus supplement at the “Summary” section under the heading “The Offering” and subheading “Voting Rights” and at the “Description of Preferred Shares” section under the heading “Voting Rights” and in the base prospectus at the “Description of Series A Preferred Stock” section under the heading “Voting Rights.”

Prior Comments 11 and 12

4.
We note the added disclosure to the Supplement regarding the auction process. The supplement should only supplement the materials in the base prospectus; however, there is no mention of the auction process in the base prospectus, particularly in the underwriting section. Please also include the disclosures to the base prospectus.

We have added to the “Plan of Distribution” section in the base prospectus disclosure that one of the methods for sales of the securities may be modified “dutch auctions” or other types of auctions.

Please do not hesitate to contact the Company’s counsel, J. David Smith, Jr., or Richard H. Mains, of Stoll Keenon Ogden PLLC (859-231-3000), should you have any questions regarding this letter or the Amendment.

Respectfully submitted, /s/ Lloyd C. Hillard, Jr.

Lloyd C. Hillard, Jr.
President and Chief Executive Officer